RADICA GAMES LIMITED
REPORTS RECORD FIRST QUARTER RESULTS

FOR IMMEDIATE RELEASE          CONTACT:        PATRICK S. FEELY
March 2, 1998                                  PRESIDENT & COO
                                               (LOS ANGELES, CALIFORNIA)
                                               (626) 744 1150

                                               DAVID C.W. HOWELL
                                               EXECUTIVE V.P. & CFO
                                               (HONG KONG)
                                               (852) 2688 4201

(Hong Kong) Radica Games Limited (NASDAQ RADAF) reported today an after tax profit of $9 million or $0.43 per share for the first quarter ended January 31, 1998 versus $2.52 million or $0.12 per share for the first quarter of 1997. Total revenues for the first quarter of fiscal 1998 were $26.47 million, increasing 108.9% from $12.67 million for the same quarter last year.
The first quarter increase in net sales was the result of continued strong sales of 1997 product such as Bass Fishin'(, Deep Sea Fishin'(, Night Vision Tank Assault(, Night Vision Sub Assault( and Solitaire, together with the impact of new Casino products (the "Players Choice" line and the low-priced "Pocket" line), Junior Bass Fishin'(, Solitaire Lite and the mass market version of Lunker Bass Fishin'( released during the quarter. In addition, sales to the Hasbro Games Group have grown by 50% from $2.0 million in the first quarter of fiscal 1997 to $3.0 million in the first quarter of fiscal 1998.

The gross profit for the first quarter of fiscal 1998 increased by $9.19 million to $14.67 million from $5.48 million in the first quarter of 1997 and the gross margin for the first quarter increased to 55.4% from 43.2% for the same quarter last year.

The increase in gross margin was due to higher sales volume of current and new product at historic margin levels relative to sales of low margin promotional product and OEM production, as OEM production dropped as a percentage of sales from 15.8% to 11.3%. In addition, approximately 1.6% of the first quarter margin or $0.41 million of gross profit was as a result of sales of product which had previously been written off.

Operating income for the first quarter of fiscal 1998 increased by $6.34 million to $8.51 million compared to $2.17 million for the same quarter last year. Operating expenses increased 86.1% to $6.16 million in the first quarter of fiscal 1998 from $3.31 million in the same quarter of fiscal 1997, mainly as a result of sales related costs, research and development and salaries due to certain management additions. As a percentage of sales, operating expenses dropped from 26.1% in the first quarter of fiscal 1997 to 23.3% in the first quarter of fiscal 1998.

The operating margin rose to 32.2% during the first quarter compared to 17.1% during the same quarter last year.

The Company has repurchased 860,400 shares in the year to date. Of these, 684,800 shares were purchased during the quarter at an average price of $14.525 and 175,600 shares were purchased at an average price of $14.97 after January 31, 1998. The Company had previously announced that the Board had authorized the repurchase of up to 1 million shares.

"Retail sales of all of our new products in January have been encouraging, particularly Junior Bass Fishin'(, Lunker Bass Fishin'( and our two new Casino lines," said Bob Davids, CEO. "In addition, our sell-in of 1998 product to stores has been excellent with spring sets taking a significantly larger number of SKU's than in prior years."

"This excellent start to the year was enhanced by the award of Vendor of the Year from Toys 'R' Us at the New York Toy Show. This is a complement to all of our employees for their team work and dedication," added Davids.

"On February 9, 1998 Hasbro, Inc. announced that it had entered into a definitive agreement to purchase the assets of Tiger Electronics. We have had a strong relationship with Hasbro over the years, and we will continue to try to work together as we design and manufacture products for Hasbro's Milton Bradley and Parker Brothers divisions. We are producing seven of Hasbro's new 1998 games including Trivial Pursuit(, Mastermind( and Monopoly( and we currently have substantial orders from Hasbro for fiscal 1998. We are also working on the design of several products for Hasbro in fiscal 1999 including a line of Star Wars handheld games," said Davids.

"Our factory expansion is still on schedule and we look forward to utilizing the first phase in our third quarter. Currently we have 2,867 staff and workers in China compared to 1,270 at the end of February 1997," added Davids.

Davids also stated that it was with great sadness that he had received news that Bob Townsend (author of "Up the Organization"), one of the Company's outside directors, had passed away on 13th January 1998. "Bob was an inspiration to us all and will be sorely missed for his expertise, wisdom and wit," said Davids.

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1997, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business - Risk Factors" in such report on Form 20-F. Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ - RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and table top games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com".

                                   -- END --

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands,                                    THREE MONTHS ENDED
except per share data)                                           JANUARY 31,
----------------------                                           -----------
                                                            1998            1997*
                                                            ----            ----
                                                            (unaudited)     (unaudited)
REVENUES:
Net sales                                                   $    26,473     $    12,668
Cost of sales                                                   (11,799)         (7,192)
                                                                -------          ------
Gross profit                                                     14,674           5,476
                                                                 ------           -----

OPERATING EXPENSES:
Selling, general and administrative expenses                     (5,192)         (2,447)
Research and development                                           (532)           (470)
Depreciation and amortization                                      (437)           (390)
                                                                   ----            ----
Total operating expenses                                         (6,161)         (3,307)
                                                                 ------          ------

OPERATING INCOME                                                  8,513           2,169

OTHER INCOME                                                        193             237

SHARE OF LOSS OF AFFILIATED COMPANY                                 (58)              -

NET INTEREST INCOME                                                 409             134
                                                                    ---             ---

INCOME BEFORE INCOME TAXES                                        9,057           2,540

PROVISION FOR INCOME TAXES                                          (48)            (18)
                                                                    ---             ---

NET INCOME                                                 $      9,009   $       2,522
                                                           ============   =============

EARNINGS PER SHARE - BASIC:
Net earnings per share                                     $       0.43   $        0.12
                                                           ============   =============
Average number of shares outstanding                         20,762,290      20,680,000
                                                             ==========      ==========

EARNINGS PER SHARE - ASSUMING DILUTION:
Net earnings per share and common stock equivalents        $       0.41   $        0.12
                                                           ============   =============
Average number of shares
  and common stock equivalents outstanding                   22,037,645      20,940,178
                                                             ==========      ==========

* Restated to conform with 1998 presentation.

                              RADICA GAMES LIMITED
                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                            JAN. 31,        OCT. 31,
(US Dollars in thousands, except share data)                1998            1997
                                                            ----            ----
                                                            (unaudited)

CURRENT ASSETS:
Cash and cash equivalents                                   $  34,199       $  33,504
Short-term investments                                          2,962           2,050
Accounts receivable, net of allowances for doubtful
  accounts of $908 in 1998 and $908 in 1997 and estimated
  customer returns of $2,300 in 1998 and $2,327 in 1997        13,089          18,740
Inventories, net of provision of $2,695 in 1998 and
  $3,479 in 1997                                               13,030          11,741
Prepaid expenses and other current assets                         777             681
                                                                  ---             ---
        Total current assets                                   64,057          66,716
                                                               ------          ------

INVESTMENT IN AFFILIATED COMPANY                                  136             194
                                                                  ---             ---

PROPERTY, PLANT AND EQUIPMENT, NET                             13,125          12,539
                                                               ======          ======
        Total assets                                        $  77,318       $  79,449
                                                            =========       =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                               8,452           10,370
Accrued payroll and employee benefits                            243            1,249
Accrued expenses                                               7,471            5,945
Income taxes payable                                             187              213
Deferred income taxes                                             79               79
                                                                  --               --
        Total current liabilities                             16,432           17,856
                                                              ------           ------
SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  20,409,800 shares outstanding (20,860,200 at Oct. 31,
  1997)                                                          204              209
Additional paid-in capital                                    21,331           28,589
Retained earnings                                             39,361           32,800
Cumulative translation adjustment                                (10)              (5)
                                                                 ---               --
       Total shareholders' equity                             60,886           61,593
                                                              ------           ------
       Total liabilities and shareholders' equity            $77,318        $  79,449
                                                             =======        =========